 Exhibit 99.1

First Mining Announces Final 2023 Exploration Drilling Results and Commencement of 2024 Drill Program at the Duparquet Gold Project

Highlights include new zone of mineralization extension returning 1.83 g/t Au over 7 m – extending mineralization 200 m along strike

VANCOUVER, BC, Feb. 22, 2024 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce continued positive results from the 2023 diamond drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in Quebec, Canada. In addition, the Company has commenced mobilization activities in support of its 2024 drilling campaigns.

First Mining's 2023 exploration strategy and maiden drill program on the Project was focused on derisking, validating and testing exploration targets that could unlock meaningful expansion opportunities along strike and down plunge of existing deposits. The Company completed 17 exploration drill holes totalling 6,966 m in its 2023 exploration drilling campaign and all assay results have now been received.

Results from the 2023 exploration campaign have defined several significant discovery and follow-up targets, including a new zone immediately to the south of the current mineral resource area (Buzz Zone: 6.52 g/t Au over 4.6 m), confirmation of mineralization and a higher grade trend in the area of Central Duparquet (CDHG Zone: 2.73 g/t Au over 6.15 m), extension and connectivity of the mineralization between Central Duparquet and the Dumico deposit (Valentre Zone: 1.71 g/t Au over 8.9 m) and most recently, advancing the easterly and down-dip extension of the Donchester South Shear Zone (DCD Zone: 1.83 g/t Au over 7.0 m).

"With our initial drill programs, First Mining has demonstrated an ability to define new gold zones in addition to significantly extend the known limits of the mineralized structures of the Duparquet Gold Project," stated Dan Wilton, CEO of First Mining. "We are excited to continue advancing the Duparquet Gold Project with additional expansion drilling, while also drill testing other significant exploration targets that exist on this large land package. With a positive PEA released last year, the success in our drilling program will continue to enhance and unlock the potential of this district-scale project located in the heart of the prolific Abitibi gold belt."

Highlights of the remaining holes from the 2023 drill program are presented in Table 1, with results for the entire 2023 drill program listed in Table 2.  Drill hole locations from the 2023 program are included in Table 3.

2024 Duparquet Exploration Program Outlook

The aim of the 2024 program at the Duparquet Project is to build on the successes and learnings of the 2023 campaigns, with a continued focus on growth opportunities within the current mineral resource, as well as targeting additional Abitibi mineralization styles that carry a potential for higher-grade settings and favour regional processing synergies.

Drilling is commencing in February 2024 where the objective is to complete the Phase 2 winter drilling component of the program. A six-hole, 2,500 m drill program is planned, targeting the North Zone as well as a regional brownfields opportunity from the 2023 field campaign that remains underexplored.

For the second quarter of 2024, the Company is aiming to commence a Phase 3 drilling campaign alongside regional airborne geophysics and LiDAR survey programs that will further uplift exploration target development and vectoring ahead of the summer field campaigns.

Table 1:  Selected Significant Drill Intercepts from Remainder of 2023 Drill Program

Hole ID	From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP23-010	91.0	98.0	7.0	1.83	DCD on Donchester South
including	91.0	92.2	1.2	2.19
and including	94.0	97.0	3.0	2.99
DUP23-011	94.3	99.1	4.8	2.46	Donchester South
including	94.3	95.9	1.6	5.16	Donchester South
DUP23-012	374.0	384.0	10.0	0.96	Donchester South (Zone 3)
DUP23-013	138.0	139.0	1.0	8.82	Other
and	270.0	286.0	16.0	0.53	Zone 3
and	303.0	309.0	6.0	1.52	RWRS Zone
DUP23-015	69.0	71.0	2.0	1.41	SID
*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, except for hole DUP-23-013 which is estimated at 65%; assay values are uncut)

Discussion of Latest Results

Hole DUP23-010 was drilled along the mineralized shear zone at the southern contact of the Beattie Syenite body and approximately 200 m to the east of the current resource wireframe and outside of the PEA pit shell (Figure 1). The hole intersected 1.83 g/t Au over 7.0 m from 91.0 m to 98.0 m, including 2.19 g/t Au over 1.2 m and 2.99 g/t Au over 3.0 m (Table 1). The mineralization intersected is shallow in nature, at a depth of 80 m below surface, and is associated with intermixed syenite and basalts. Historical drilling in the area supports the extension of the mineralization 250 m below DUP23-010 (Figure 2). This mineralized intercept is from the most easterly hole along the historically mined Donchester South Zone, and this mineralized structure and zone remains open to the east and at depth and defines a zone for further characterization and targeting as it has the potential to add meaningful ounces to the known mineral resource.

Figure 1: Plan view of the Donchester South Shear Target (“DCD Zone”) and its location proximity to the recently announced Buzz, CDHG and Valentre Targets (CNW Group/First Mining Gold Corp.)

Figure 2: Cross section of DUP23-010 looking east, highlighting the additional mineralization potential outside of the current resource wireframes (CNW Group/First Mining Gold Corp.)

Other significant intersections from the latest drilling include 2.7 g/t Au over 3.4 m and 2.46 g/t Au over 4.8 m, including 5.16 g/t Au over 1.6 m in drill hole DUP23-011, as well as 0.96 g/t Au over 10.0 m and 1.1 g/t Au over 6.0 m in drill hole DUP23-012 (Table 2 and Figure 3). The near-surface results from DUP23-011 confirm the up-dip extension of the historically mined Donchester South Zone. The assays returned support further investigation of opportunities to add additional ounces (defining new wireframes) as the intercepts are beyond the limits of the current PEA pit shell. Drill hole DUP23-012 confirms the continuity at depth of the Zone 3 wireframe.

Figure 3: Cross-sectional view of drill holes DUP23-011 and DUP23-012 (CNW Group/First Mining Gold Corp.)

Drill hole DUP23-013 targeted a large, untested area associated with Zone 3 near the junction of the previous Beattie and Donchester claim blocks. Multiple mineralized intervals were intersected, including 8.82 g/t Au over 1.0 m, 1.21 g/t Au over 6.0 m, 0.53 g/t Au over 16.0 m and 1.52 g/t Au over 6.0 m (Table 2), with the majority of these intersections located below the interpreted PEA pit shell limits (Figure 4). The mineralization in some areas spans widths thicker than previously projected and overall the mineralization remains open at depth and to the east for several hundred metres.

Figure 4: Cross section of DUP23-013 highlighting the untested area around Zone 3 and demonstrating thicker than expected grade intercepts (CNW Group/First Mining Gold Corp.)

A new brownfields exploration target, SID, located to the north of Dumico on the boundary of the Porcupine East property, was drill tested in 2023. The SID target is located in a lithological setting outside of the traditional Beattie syenite host and is defined by a combination of historical grab samples and a drilling trend proximal to historical property boundaries. A sheared, iron carbonate mafic volcanic historical surface grab sample returned 3.3 g/t Au and was validated in First Mining's 2023 field campaign, with assays from grab samples ranging from 0.26 to 1.78g/t Au within sheared ankerite altered basalt. Historical drill hole G-83-2 was also completed in this target area and returned 2.33 g/t Au over 11. 8 m at a downhole depth of 22.7 m. First Mining drilled two exploration holes in 2023 (DUP23-014 and DUP23-015), targeting an opportunity to intersect the historical interval at a further depth than previously tested (Figure 5). Both drill holes intersected sulphide mineralization and a significant amount of quartz veining (spanning over 4.5 metres) associated with felsic tuffs and basalts interbedded with local graphitic argillites. Drill hole DUP23-014 returned 1.0 g/t Au over 1.0 m and drill hole DUP23-015 returned 1.41 g/t Au over 2.0 m (Table 2). Follow-up field work and modelling of the drill results will be a focus of this area in 2024 to better define this brownfields target.

"The ability to demonstrate additional mineralization host settings and styles is an important factor for our exploration team seeking to make new discoveries," stated James Maxwell, VP Exploration and Project Operations. "As our programs work to open up the exploration space surrounding Duparquet, we are continually met with positive validation for our efforts and encounter new opportunities supporting and growing the regional gold endowment."

Figure 5: Plan view of SID target highlighting results from DUP23-014 and DUP23-015 as well as historical results supporting target development (CNW Group/First Mining Gold Corp.)

Drill holes DUP23-016 and DUP23-017 were drilled to test the western extension of the historically mined West Zone on the Beattie property. Hole DUP23-016 was abandoned due to thicker than expected overburden, while DUP23-017 successfully cased through the overburden before collaring into the favourable sheared basalt and syenite porphyries. Significant gold mineralization was not returned in assay, however drilling of the hole was instrumental in identifying the target shear zone providing an open vector for exploration to the west.

2023 Duparquet Drilling Program Overview

First Mining commenced an exploration campaign in 2023 that drill tested an array of targets across the main Project area (Figure 6). The campaign focused on two main strategies; firstly, derisking the resource through validation whilst expanding on resource growth and optimization opportunities, and secondly, unlocking the geoscientific understanding of the Project to define opportunities outside of the known resource areas.

Results from the 2023 campaign support the growth potential of the Duparquet Project and the confirmation of new zones and targets, near the resource as well as more regional brownfields opportunities, demonstrating a strategy that has potential to deliver further success to First Mining.

Figure 6: Summary plan view and long section of the 2023 drill program at the Duparquet project, demonstrating the open opportunities around the known mineral resource (CNW Group/First Mining Gold Corp.)

Table 2: Drill Highlights (All 2023 Holes)

Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)

DUP23-001		259.5	264.6	5.05	2.28
	and	365.2	375	9.8	0.96
DUP23-002		44	47	3	0.96
	and	106	112.3	6.3	2.72
	and	125.75	146	20.25	0.74
	and	354	357.3	3.3	8.70
	inc.	354	355	1	18.80
	and inc.	356.3	357.3	1	9.20
	and	420	432	12	0.94
	and	450.8	455.4	4.6	6.52
	inc.	452.6	454.4	1.8	12.82
	and inc.	453.5	454.4	0.9	18.60
	and	582	592.4	10.4	1.19
	inc.	587.8	588.5	0.7	3.97
DUP23-003		60.5	65.5	5	6.08
	inc.	60.5	61.5	1	11.80
	and inc.	63.5	64.5	1	15.00
	and	136	158.4	22.4	1.09
	inc.	137.8	138.3	0.5	13.10
	and	266.2	267	0.8	7.07
	and	378.85	386.6	7.75	3.47
	inc.	380.3	382	1.7	10.79
	and	659	660	1	4.94
	and	715.5	717	1.5	2.16
DUP23-004		601	601.66	0.66	1.63
DUP23-005		292	296	4	1.78
	and	306	312.15	6.15	2.73
	inc.	310.3	311	0.7	6.98
	and inc.	311.5	312.15	0.65	10.60
DUP23-006		79.5	82	2.5	2.07
	inc.	80	80.5	0.5	5.96
	and	118	121	3	1.82
	and	304.6	313.5	8.9	1.71
	inc.	305.5	306.5	1	5.11
	and	353.9	355.9	2	2.57
	inc.	353.9	354.9	1	4.72
	and	363.8	371.4	7.6	1.29
	inc.	369.6	371.4	1.8	3.33
DUP23-007		115	119.5	4.5	1.34
	and	161.5	165.3	3.8	1.01
	and	418.5	423.6	5.1	1.16
DUP23-008		235	238	3	2.04
	and	243	254	11	2.83
	inc.	250	253	3	4.40
DUP23-009	No significant assay results
DUP23-010		91	98	7	1.83
	inc.	91	92.2	1.2	2.19
	and inc.	94	97	3	2.99
DUP23-011		42.5	45.9	3.4	2.70
	inc.	42.5	44	1.5	5.25
	and	94.3	99.1	4.8	2.46
	inc.	94.3	95.9	1.6	5.16
	and inc.	97.6	98.4	0.8	2.96
DUP23-012		48	50	2	2.50
	and	155.5	158.5	3	1.79
	inc.	155.5	157	1.5	2.90
	and	374	384	10	0.96
	inc.	377	378	1	3.25
	and	393	401	8	0.57
	and	405	411	6	1.10
DUP23-013		138	139	1	8.82
	and	257	263	6	1.21
	inc.	257	259	2	2.62
	and	270	286	16	0.53
	inc.	284	286	2	1.18
	and	303	309	6	1.52
DUP23-014		265	266	1	1.00
DUP23-015		69	71	2	1.41
DUP23-016	Hole abandoned in overburden at 45m with no core recovery
DUP23-017	No significant assay results
*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval, except for hole DUP-23-013 which is estimated at 65%; assay values are uncut)

Table 3: Drill Hole Locations, Duparquet Gold Project (All Holes Drilled in 2023)

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP23-001	175	-63	507	630446	5374387
DUP23-002	175	-55	645	631055	5374399
DUP23-003	180	-60	750	631307	5374432
DUP23-004	353	-70	657	633504	5373923
DUP23-005	175	-60	429	633079	5374081
DUP23-006	180	-45	459	633504	5374086
DUP23-007	180	-68	660	633151	5374096
DUP23-008	180	-45	375	633151	5374096
DUP23-009	180	-60	177	632635	5374190
DUP23-010	180	-60	225	632789	5374207
DUP23-011	360	-55	159	631494	5374217
DUP23-012	360	-65	474	631494	5374217
DUP23-013	210	-47	360	631435	5374538
DUP23-014	0	-47	369	634027	5374111
DUP23-015	350	-50	345	634091	5374108
DUP23-016	0	-45	45	629831	5374326
DUP23-017	0	-55	330	629831	5374326
Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is geologically situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km north of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project totals approximately 5,800 hectares focused along an area of 19 kilometres of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits. In 2023, First Mining completed a positive Preliminary Economic Assessment ("PEA") for the Project that will guide phased optimization and advancement moving forward.

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2023 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or and analysis in Thunder Bay, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

Louis Martin, P.Geo., Senior Geologic Consultant of First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects, and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a draft Environmental Impact Statement ("EIS") for the project published in June 2022, and the Duparquet Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a portfolio of gold project interests including the Pickle Crow Gold Project (being advanced in partnership with Firefly Metals Ltd.), the Hope Brook Gold Project (being advanced in partnership with Big Ridge Gold Corp.), and a large equity interest in Treasury Metals Inc.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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For further information: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 22-FEB-24